SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated September 1, 2005

(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒      Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐      No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐      No:  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐      No:  ☒

Investor Relations	Novartis International AG CH-4002 Basel Switzerland

Novartis Corporation 608 Fifth Avenue New York, NY 10020 USA

- Investor Relations Release -

Novartis makes offer to independent directors to buy remaining stake in Chiron

Basel, September 1, 2005 – Novartis announced today that it has made a proposal to the independent directors of Chiron Corporation ( NASDAQ: CHIR) to acquire all of the remaining outstanding shares that it does not already own and has filed an amended Form 13-D as required by the US Securities and Exchange Commission.

Novartis currently holds a 42.2% stake in the US biopharmaceutical company and has submitted a proposal to acquire the approximately 112 million fully diluted shares (treasury method) of Chiron for USD 40.00 per share in cash, or a total of USD 4.5 billion. This offer was made after Novartis recently conducted due diligence on Chiron with the agreement of the company’s independent directors.

Novartis will seek to negotiate a customary merger agreement with the independent directors of Chiron’s Board of Directors that would be subject to approval by a majority of the Chiron shares not owned by Novartis. This transaction could be completed promptly, but there can be no assurance that an agreement will be reached on a transaction.

About Chiron

Chiron Corporation is a leading biopharmaceutical company based in Emeryville, California, that addresses patient needs with more than 50 diverse products to detect, prevent and treat disease worldwide. The company, which had 2004 sales of USD 1.7 billion, operates in three business segments: Vaccines, which offers more than 30 products including influenza, meningococcal, travel and pediatric vaccines; Blood Testing, which develops and commercializes a range of blood safety products used by the blood banking and transfusion medicine industry; and BioPharmaceuticals, which discovers, develops, manufactures and markets a range of therapeutic products focusing on infectious disease and cancer. R&D efforts are focused on developing high-value products for infectious disease and cancer. Founded in 1981, Chiron has more than 5,300 employees worldwide.

About Novartis

Novartis AG (NYSE: NVS) is a world leader in pharmaceuticals and consumer health. In 2004, the Novartis group of companies’ businesses achieved sales of USD 28.2 billion and a pro forma net income of USD 5.8 billion. The group invested approximately USD 4.2 billion in R&D. Headquartered in Basel, Switzerland, Novartis group companies employ approximately 83,700 people and operate in over 140 countries around the world. For further information, please consult http://www.novartis.com.

Disclaimer

This communication is for information purposes only. It shall not constitute an offer to purchase,

sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities of Novartis or Chiron. The distribution of this news release may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions.

This document contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act. Forward-looking statements are statements that are not historical facts and are generally identified by the words “will”, can, could or similar expressions, or by express or implied discussions regarding strategies, plans and expectations (including synergies). These statements include, but are not limited to, financial projections and estimates and their underlying assumptions, statements regarding the benefits of the business transactions described herein, including future financial and operating results. Such statements reflect the current plans, expectations, objectives, intentions or views of management with respect to future events, are based on the current beliefs and expectations of management and are subject to significant risks, uncertainties and assumptions. Management’s expectations could be affected by, among other things, competition in general, the general economic environment and other risks such as, but not limited to, those referred to in Novartis AG’s Form 20-F on file with the U.S. Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may differ materially from those set forth or implied by the forward-looking statements.

The following factors, among others, could cause actual results to differ materially from those set forth in the forward-looking statements: the ability to obtain governmental approvals for the transaction on the proposed terms and schedule; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; social and political conditions such as war, political unrest and terrorism or natural disasters; general economic conditions and normal business uncertainty and competition and its effect on pricing, spending, third-party relationships and revenues. These forward-looking statements speak only as of the date of this press release and no undertaking has been made to update or revise them if there are changes in expectations or if any events, conditions or circumstances on which any such forward looking statement is based.

# # #

Novartis Global Investor Relations

Karen J. Huebscher, Ph.D. +41 61 324 84 33

International office		North American office

Katharina Ambühl	+41 61 324 53 16	Ronen Tamir	+1 212 830 24 33

Nafida Bendali	+41 61 324 35 14	Nina Malik	+1 925 551 59 64

Richard Jarvis	+41 61 324 43 53	John Menditto	+1 212 830 24 44

Silke Zentner	+41 61 324 86 12	Jill Pozarek	+1 212 830 24 45

e-mail: investor.relations@novartis.com		e-mail: investor.relations@novartis.com

Fax: +41 61 324 84 44		Fax: +1 212 830 24 05
www.novartis.com		www.novartis.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: September 2, 2005	By:	/s/ MALCOLM B. CHEETHAM

	Name:	Malcolm B. Cheetham
	Title:	Head Group Financial
Reporting and Accounting